                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                         _____________________________

                                   FORM 11-K

                                 ANNUAL REPORT
                        PURSUANT TO SECTION 15(d) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

(Mark One):


/X/ ANNUAL REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED].
For the year ended December 31, 1995

                                       OR

/ / TRANSITION REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED].
For the transition period from ________________ to ________________


Commission file number 1-3506

     A. Full title of the plan and the address of the plan, if different from that of the issuer named below: Georgia-Pacific Corporation Hourly 401(k) Savings Plan.

     B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office: Georgia-Pacific Corporation, 133 Peachtree Street, N.E., Atlanta, Georgia 30303.

                          GEORGIA-PACIFIC CORPORATION

                           HOURLY 401(k) SAVINGS PLAN


                       FINANCIAL STATEMENTS AND SCHEDULES

                        AS OF DECEMBER 31, 1995 AND 1994

                         TOGETHER WITH AUDITORS' REPORT

                          GEORGIA-PACIFIC CORPORATION
                           HOURLY 401(K) SAVINGS PLAN
                       FINANCIAL STATEMENTS AND SCHEDULES
                           DECEMBER 31, 1995 AND 1994


                               TABLE OF CONTENTS




REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

FINANCIAL STATEMENTS

     Statements of Net Assets Available for Benefits with Fund
     Information--December 31, 1995 and 1994

     Statement of Changes in Net Assets Available for Benefits with Fund Information for the Year Ended December 31, 1995

NOTES TO FINANCIAL STATEMENTS AND SCHEDULES

SCHEDULES SUPPORTING FINANCIAL STATEMENTS

     Schedule I: Item 27(a)--Schedule of Assets Held for Investment Purposes--December 31, 1995

     Schedule II: Item 27(d)--Schedule of Reportable Transactions for the Year Ended December 31, 1995

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS


To the Participants of the
Georgia-Pacific Corporation Hourly
401(k) Savings Plan:


We have audited the accompanying statements of net assets available for benefits with fund information of the GEORGIA-PACIFIC CORPORATION HOURLY 401(k) SAVINGS PLAN (the "Plan") as of December 31, 1995 and 1994, and the related statement of changes in net assets available for benefits with fund information for the year ended December 31, 1995. These financial statements and the schedules referred to below are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements and schedules based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits as of December 31, 1995 and 1994 and the changes in net assets available for benefits for the year ended December 31, 1995 in conformity with generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes as of December 31, 1995 and reportable transactions for the year ended December 31, 1995 are presented for purposes of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The fund information in the statement of net assets available for benefits and the statement of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the net assets available for benefits and the changes in net assets available for benefits of each fund. The supplemental schedules and fund information have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.






                                           /s/ Arthur Andersen LLP



Atlanta, Georgia
May 1, 1996

             GEORGIA-PACIFIC CORPORATION HOURLY 401(K) SAVINGS PLAN
      STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS WITH FUND INFORMATION
                               DECEMBER 31, 1995






                            Short-Term U.S.   Georgia-Pacific   Index Trust   Georgia-Pacific    Bond Index
                          Treasury Portfolio    Stock Fund     500 Portfolio   Balanced Fund   Fund Portfolio
                          ------------------  ---------------  -------------  ---------------  --------------
Assets:

Contribution receivable   $          780,189  $       483,718  $     836,833  $       155,073  $       88,337

Accrued income                             0                0              0            8,025               0

Other receivables                          0                0              0          142,240               0

Investments, at market:

Interest in Master Trust                   0       26,783,438              0                0               0

Mutual funds                      41,594,343                0     29,750,884        3,157,309       1,868,655
                          ------------------  ---------------  -------------  ---------------  --------------

Total Investments                 41,594,343       26,783,438     29,750,884        3,157,309       1,868,655
                          ------------------  ---------------  -------------  ---------------  --------------

TOTAL ASSETS                      42,374,532       27,267,156     30,587,717        3,462,647       1,956,992
                          ------------------  ---------------  -------------  ---------------  --------------

Liabilities:

Other payables                             0                0              0              237               0
                          ------------------  ---------------  -------------  ---------------  --------------

TOTAL LIABILITIES                          0                0              0              237               0
                          ------------------  ---------------  -------------  ---------------  --------------

NET ASSETS AVAILABLE
 FOR BENEFITS             $       42,374,532  $    27,267,156  $  30,587,717  $     3,462,410  $    1,956,992
                          ==================  ===============  =============  ===============  ==============


                          Money Market  International
                            Reserves         Fund         Total
                          ------------  -------------  ------------
Assets:

Contribution receivable   $    251,480  $      25,256  $  2,620,886

Accrued income                       0              0         8,025

Other receivables                    0              0       142,240

Investments, at market:

Interest in Master Trust             0              0    26,783,438

Mutual funds                 6,930,924        577,482    83,879,597
                          ------------  -------------  ------------

Total Investments            6,930,924        577,482   110,663,035
                          ------------  -------------  ------------

TOTAL ASSETS                 7,182,404        602,738   113,434,186
                          ------------  -------------  ------------

Liabilities:

Other payables                       0              0           237
                          ------------  -------------  ------------

TOTAL LIABILITIES                    0              0           237
                          ------------  -------------  ------------

NET ASSETS AVAILABLE
 FOR BENEFITS             $  7,182,404  $     602,738  $113,433,949
                          ============  =============  ============














         The accompanying notes are an integral part of this statement.

             GEORGIA-PACIFIC CORPORATION HOURLY 401(K) SAVINGS PLAN
      STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS WITH FUND INFORMATION
                               DECEMBER 31, 1994






                            Short-Term U.S.   Georgia-Pacific   Index Trust   Georgia-Pacific   Bond Index
                          Treasury Portfolio    Stock Fund     500 Portfolio   Balanced Fund   Fund Portfolio
                          ------------------  ---------------  -------------  ---------------  --------------
Assets:

Contribution receivable   $          886,142  $       262,700  $     493,994  $        87,299  $       45,211

Accrued income                             0                0              0            2,582               0

Other receivables                     68,343                0              0           45,455               0

Due from other funds                       0          132,875         21,178                0           1,731

Investments, at market:

Interest in Master Trust                   0       13,782,778              0                0               0

Mutual funds                      41,168,013                0     13,838,292        1,006,088         354,335
                          ------------------  ---------------  -------------  ---------------  --------------

Total Investments                 41,168,013       13,782,778     13,838,292        1,006,088         354,335
                          ------------------  ---------------  -------------  ---------------  --------------

TOTAL ASSETS                      42,122,498       14,178,353     14,353,464        1,141,424         401,277
                          ------------------  ---------------  -------------  ---------------  --------------

Liabilities:

Due to other funds                    68,343           40,175         15,360                0               0

Other payables                             0           92,699          5,818                0           1,731
                          ------------------  ---------------  -------------  ---------------  --------------

TOTAL LIABILITIES                     68,343          132,874         21,178                0           1,731
                          ------------------  ---------------  -------------  ---------------  --------------

NET ASSETS AVAILABLE
 FOR BENEFITS             $       42,054,155  $    14,045,479  $  14,332,286  $     1,141,424  $      399,546
                          ==================  ===============  =============  ===============  ==============


                          Money Market
                            Reserves       Total
                          ------------  -----------
Assets:

Contribution receivable   $    217,221  $ 1,992,567

Accrued income                       0        2,582

Other receivables               31,905      145,703

Due from other funds            48,090      203,874

Investments, at market:

Interest in Master Trust             0   13,782,778

Mutual funds                 3,770,564   60,137,292
                          ------------  -----------

Total Investments            3,770,564   73,920,070
                          ------------  -----------

TOTAL ASSETS                 4,067,780   76,264,796
                          ------------  -----------

Liabilities:

Due to other funds              79,996      203,874

Other payables                       0      100,248
                          ------------  -----------

TOTAL LIABILITIES               79,996      304,122
                          ------------  -----------

NET ASSETS AVAILABLE
 FOR BENEFITS             $  3,987,784  $75,960,674
                          ============  ===========










         The accompanying notes are an integral part of this statement.

             GEORGIA-PACIFIC CORPORATION HOURLY 401(K) SAVINGS PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS WITH FUND INFORMATION
                      FOR THE YEAR ENDED DECEMBER 31, 1995





                                    Short-Term U.S.    Georgia-Pacific  Index Trust   Georgia-Pacific    Bond Index
                                   Treasury Portfolio    Stock Fund    500 Portfolio   Balanced Fund   Fund Portfolio
                                   -----------------  ---------------  -------------  ---------------  --------------

Interest and dividends              $      2,561,288  $             0  $     621,783  $        99,349  $       74,371

Net appreciation in
 market value                              2,105,357                0      6,204,322          374,381          97,141

Net loss from Master Trust                         0       (1,252,675)             0                0               0
                                    ----------------  ---------------  -------------  ---------------  --------------

Net investment income                      4,666,645       (1,252,675)     6,826,105          473,730         171,512

Contributions:

Participants'                              7,277,177        3,862,504      6,785,600        1,453,592         830,805

Corporation                                2,120,006          909,256      1,495,092          348,831         207,921
                                    ----------------  ---------------  -------------  ---------------  --------------

Total contributions                        9,397,183        4,771,760      8,280,692        1,802,423       1,038,726

Interfund transfers                      (12,181,620)       9,966,060      1,438,360           95,635         363,893

Amounts distributed to
 participants                             (2,202,977)        (342,776)      (567,862)         (50,802)        (16,685)

Transfers from affiliated plans              641,146           79,308        278,136                0               0
                                    ----------------  ---------------  -------------  ---------------  --------------

Changes in net assets available
 for benefits                                320,377       13,221,677     16,255,431        2,320,986       1,557,446

Net assets available for benefits,
 beginning of year                        42,054,155       14,045,479     14,332,286        1,141,424         399,546
                                    ----------------  ---------------  -------------  ---------------  --------------

Net assets available for benefits,
 end of year                        $     42,374,532  $    27,267,156  $  30,587,717  $     3,462,410  $    1,956,992
                                    ================  ===============  =============  ===============  ==============

Number of units outstanding                4,030,460        2,596,955        516,508          274,798         184,285
                                    ================  ===============  =============  ===============  ==============

Unit value at end of year           $          10.32  $         10.31  $       57.60  $         12.04  $        10.14
                                    ================  ===============  =============  ===============  ==============


                                    Money Market  International
                                      Reserves        Fund         Total
                                   ------------  -------------  ------------

Interest and dividends             $    439,521  $      15,034  $  3,811,346

Net appreciation in
 market value                                 0          5,590     8,786,791

Net loss from Master Trust                    0              0    (1,252,675)
                                   ------------  -------------  ------------

Net investment income                   439,521         20,624    11,345,462

Contributions:

Participants'                         2,551,808         92,863    22,854,349

Corporation                             679,018         16,835     5,776,959
                                   ------------  -------------  ------------

Total contributions                   3,230,826        109,698    28,631,308

Interfund transfers                    (154,952)       472,624             0

Amounts distributed to
 participants                          (322,615)          (208)   (3,503,925)

Transfers from affiliated plans           1,840              0     1,000,430
                                   ------------  -------------  ------------

Changes in net assets available
 for benefits                         3,194,620        602,738    37,473,275

Net assets available for benefits,
 beginning of year                    3,987,784              0    75,960,674
                                   ------------  -------------  ------------

Net assets available for benefits,
 end of year                       $  7,182,404  $     602,738  $113,433,949
                                   ============  =============  ============

Number of units outstanding           6,930,924         38,448
                                   ============  =============

Unit value at end of year          $       1.00  $       15.02
                                   ============  =============





         The accompanying notes are an integral part of this statement

             GEORGIA-PACIFIC CORPORATION HOURLY 401(K) SAVINGS PLAN
                  NOTES TO FINANCIAL STATEMENTS AND SCHEDULES
                           DECEMBER 31, 1995 AND 1994


NOTE 1. ORGANIZATION AND PLAN DESCRIPTION

The accompanying financial statements present the statements of net assets available for benefits and changes in net assets available for benefits of the Georgia-Pacific Corporation Hourly 401(k) Savings Plan.

Certain groups of hourly employees of Georgia-Pacific Corporation (the "Employer") participate in the Plan. For unionized groups, participation in the Plan must be specified in the applicable bargaining agreement; management designates non-union participating groups. The Plan was established on April 1, 1994. Employees are eligible to participate in the Plan upon the completion of one year of service.

Plan assets are held in trust funds and invested on the participant's behalf, with all investment earnings for each fund credited to the accounts of the participants based on their proportionate share of the fund. Vanguard Fiduciary Trust Company (the "Trustee") is the Trustee and custodian for the Plan.

NOTE 2. SIGNIFICANT ACCOUNTING POLICIES

The accompanying financial statements have been prepared on the accrual basis of accounting.

The Trustee performs daily valuations of the Plan's investments and makes daily distributions.

Investments are presented at market value. Market values of stocks and bonds are determined principally from quotations as reported on various securities exchanges.

The net appreciation in the market value of investments in the accompanying statement of changes in net assets available for benefits reflects the net difference between the market value and cost at the beginning and end of the year for assets held throughout the year, as well as the difference between the year end market value and cost for assets purchased during the year. For assets sold or distributed during the year, the net appreciation reflects the net difference between the market value and the cost at the beginning of the year and the date of disposition.

The preparation of the financial statements in conformity with generally accepted accounting principles requires plan management to use estimates and assumptions that affect the accompanying financial statements and disclosures. Actual results could differ from these estimates.

NOTE 3. INCOME TAX STATUS

The Employer has filed for an initial letter of determination from the Internal Revenue Service (the "IRS") as to the qualified status of the Plan. Under the applicable provisions of the Internal Revenue Code, a participant will not be subject to federal income tax on either employer contributions or earnings of the Plan until such time as distributions are made to the participant. In management's opinion, the Plan is currently designed and being operated in accordance with applicable provisions of the Internal Revenue Code. Accordingly, no provision for federal income taxes has been made in the accompanying financial statements.

NOTE 4. INVESTMENTS

Assets held under the Plan were invested by the Trustee, as directed by the participants, in one or more of seven investment funds: the Short-Term U.S. Treasury Portfolio, the Index Trust 500 Portfolio, the Georgia-Pacific Balanced Fund, the Georgia-Pacific Stock Fund, the Bond Index Fund Portfolio, the International Fund and the Money Market Reserves. The International Fund was added as an investment fund in July, 1995. The Plan permits participants to change the investment of future contributions or existing balances up to four times a year plus once each calendar quarter. The following is a description of these investment funds:

 Georgia-Pacific Stock Fund - invested principally in shares of Georgia-Pacific Corporation common stock. The December 31, 1995 and 1994 investment market value of $26,783,438 and $13,782,778 respectively, exceeded 5% of the Plan's net assets on those dates.

 Short-Term U.S. Treasury Portfolio - invested in the Vanguard Short-Term U.S. Treasury Portfolio. The Vanguard portfolio, a fixed income mutual fund, is principally invested in short-term government bills, notes and bonds and has an average maturity of two to three years. The December 31, 1995 and 1994 investment market value of $41,594,343 and $41,168,013, respectively exceeded 5% of the Plan's net assets on those dates.

 Index Trust 500 Portfolio - invested in the Vanguard Index Trust 500 Portfolio, an equity mutual fund. This portfolio is invested in all of the 500 stocks included in the Standard & Poor's 500 Composite Stock Price Index in approximately the same proportion as represented in the Index. The objective of this fund is to approximate the performance of the Standard & Poor's 500 Composite Stock Price Index. The December 31, 1995 and 1994 investment market value of $31,330,451 and $14,340,337, respectively exceeded 5% of the Plan's net assets on those dates.

 Georgia-Pacific Balanced Fund - invested approximately 50% in the Vanguard Bond Index Fund - Total Bond Market Portfolio and 50% in the Vanguard Index Trust 500 Portfolio. The Vanguard Bond Index Fund, a fixed income mutual fund, invests in U.S. government bonds, high quality corporate bonds and mortgage-backed securities. The objective of the Vanguard Bond Index Fund is to approximate the performance of the Lehman Brothers Aggregate Bond Index. The Vanguard Index Trust 500 Portfolio, an equity mutual fund, is described above under the Index Trust 500 Portfolio.

 Money Market Reserves - invested in the Vanguard Money Market Reserves - U.S. Treasury Portfolio, a money market mutual fund, which is invested exclusively in U.S. Government obligations. The December 31, 1995 and 1994 investment market value of $6,930,924 and $3,770,564, respectively exceeded 5% of the Plan's net assets.

 Bond Index Fund Portfolio - invested in the Vanguard Bond Index Fund - Total Bond Market Portfolio, a fixed income mutual fund, which is described above under the Georgia-Pacific Balanced Fund.

 International Fund - invested in the International Fund, Vanguard International Growth Portfolio, an international equity mutual fund, which invests in the stocks of companies outside the United States that have above average growth potential. The investment objective of the Vanguard International Growth Portfolio is long-term capital appreciation.

NOTE 5. MASTER TRUST

Effective June 8, 1994, the assets of the Georgia-Pacific Stock Fund were transferred into the Georgia-Pacific Stock Fund Master Trust ("Master Trust"). The Master Trust was established to hold, administer and invest the assets of the Georgia-Pacific Stock Funds of several defined contribution plans qualified under Internal Revenue Code section 401(k). These plans are administered by Georgia-Pacific Corporation. Each participating plan's interest in the Master Trust is based upon the market value of assets transferred.

The market value of the Master Trust is allocated to the individual participating plans based upon the relative value of the assets of each Plan. Interest income, dividends, and gains and losses (both realized and unrealized) are allocated daily to the individual participating plans based upon the relative market values at the beginning of each day.

The Plan's interest in the assets of the Master Trust is included in the accompanying schedule of assets held for investment purposes under the "Georgia-Pacific Stock Fund Master Trust." A summary of the Master Trust balance as of December 31, 1995 and 1994 is shown below:


                                      December 31, 1995  December 31, 1994
                                      -----------------  -----------------
     Investments, at market:

     Georgia-Pacific Corporation
      common stock                    $     213,030,186  $     172,932,403

     Vanguard Money Market
      Reserves U.S. Treasury
      Portfolio                               5,861,086          2,526,180
                                      -----------------  -----------------

      Total investments                     218,891,272        175,458,583
                                      -----------------  -----------------

     Receivables:

     Interest                                    30,860              9,606

     Due from brokers                           372,875            825,079

     Other receivables                          977,715                  0
                                      -----------------  -----------------

      Total receivables                       1,381,450            834,685
                                      -----------------  -----------------

     Less:

     Payables                                   271,001             68,617

     Due to brokers                           3,041,282          1,680,111
                                      -----------------  -----------------

      Total payables                          3,312,283          1,748,728
                                      -----------------  -----------------

      Net assets of the Master Trust  $     216,960,439  $     174,544,540
                                      =================  =================

A summary of income and net depreciation of the Master Trust, which comprises the net investment loss for all participating plans for the year ending December 31, 1995, is shown below:


Interest Income             $    216,152

Dividends                      4,246,314

Net depreciation in market
  value of investments        (8,748,991)
                            ------------

Net investment loss from
  Master Trust              $ (4,286,525)
                            ============


Allocations to participating plans of net investment loss for the year December 31, 1995 and net assets as of December 31, 1995 and 1994 are shown below for the Master Trust:


Georgia-Pacific Corporation
 Hourly 401(k) Savings Plan     $ (1,252,675)

All other plans                   (3,033,850)
                                ------------

Net investment loss from
 Master Trust                   $ (4,286,525)
                                ============

                                   December 31, 1995          December 31, 1994
                                -----------------------    -----------------------
Georgia-Pacific Corporation
 Hourly 401(k) Savings Plan     $ 26,783,438      12.34%   $ 13,782,778       7.90%

All other plans                  190,177,001      87.66     160,761,762      92.10
                                ------------  ---------    ------------  ---------

Net assets of the Master Trust  $216,960,439     100.00%   $174,544,540     100.00%
                                ============  =========    ============  =========

NOTE 6. CONTRIBUTIONS

The Plan allows for both employer and employee contributions. For unionized groups, the percent of eligible compensation a participant is able to contribute, the percent of the Employer's match (if any) and whether certain bonuses and compensation for unused vacation and holidays may be contributed are governed by the collective bargaining agreement applicable to that group. Participants may contribute from 1% to 12% of eligible compensation to the Plan in whole percentages as specified in the Plan Exhibit applicable to that group. In addition, if specified in the governing Exhibit, participants may elect to contribute certain bonuses and compensation for unused vacation days and personal holidays to the Plan. The Employer matches the participants' contributions to the extent provided in the Exhibit applicable to the participating group. In addition, participants may also contribute rollovers from certain qualified plans.

Participant and employer contributions are remitted to the Trustee monthly and invested in short-term interest bearing securities until they can be credited to participants' accounts and invested in accordance with participants' investment elections. Earnings on the short-term investments are allocated to participants' accounts once each year.

NOTE 7.  WITHDRAWALS AND TERMINATION

Under the Plan, contributions excluded from gross income for federal income tax purposes (and, in specified cases, other components of the participant's account balance) can be withdrawn only in the case of a financial hardship and are subject to taxes in the year received. The withdrawals (either full or partial) are paid in cash. Withdrawals of before-tax contributions result in a suspension of the right to make employee contributions to the Plan for a period of at least twelve months.

In the event of a Participant's termination of employment or death, or attainment of age 65, the Participant or his beneficiary receives in cash and/or Georgia-Pacific Corporation common stock his entire account balance. Participants are immediately 100% vested in employer contributions.

NOTE 8.  PLAN TERMINATION

The Employer has reserved the right to amend, modify, suspend, or terminate the Plan at any time. In the event the Corporation terminates the Plan, each participant's account balance would be fully vested.

NOTE 9.  FORM 5500

Net assets available for benefits as presented on Form 5500 agree to the net assets available for benefits presented in the accompanying financial statements for the year ended December 31, 1995.

                                                                      SCHEDULE I
                                                                          Page 1
             GEORGIA-PACIFIC CORPORATION HOURLY 401(K) SAVINGS PLAN
         ITEM 27(A) -- SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                               DECEMBER 31, 1995


                                              Shares
                                             or Face
                                             Amount        Cost         Market
                                            ---------  ------------  ------------
GEORGIA-PACIFIC STOCK FUND
 Georgia-Pacific Corporation Master Trust*  2,596,955  $ 28,467,873  $ 26,783,438
                                                       ------------  ------------

INDEX TRUST 500 PORTFOLIO
 Vanguard Index Trust 500 Portfolio*          516,508    24,440,709    29,750,884
                                                       ------------  ------------

SHORT-TERM U.S. TREASURY PORTFOLIO
 Short-Term U.S. Treasury Portfolio*        4,030,460    40,401,491    41,594,343
                                                       ------------  ------------

GEORGIA-PACIFIC BALANCED FUND
 Vanguard Index Trust 500 Portfolio*           27,423     1,344,122     1,579,567

 Vanguard Bond Index Fund*                    155,596     1,501,820     1,577,742
                                                       ------------  ------------

TOTAL GEORGIA-PACIFIC BALANCED FUND                       2,845,942     3,157,309
                                                       ------------  ------------

BOND INDEX FUND PORTFOLIO
 Vanguard Bond Index Fund*                    184,285     1,788,172     1,868,655
                                                       ------------  ------------

MONEY MARKET RESERVES
 Vanguard Money Market Reserves
   U.S. Treasury Portfolio*                 6,930,924     6,930,924     6,930,924
                                                       ------------  ------------

INTERNATIONAL FUND
 Vanguard International
   Growth Portfolio*                           38,448       573,242       577,482
                                                       ------------  ------------

TOTAL INVESTMENTS                                      $105,448,353  $110,663,035
                                                       ============  ============





                 * Represents a party-in-interest to the Plan.






         The accompanying notes are an integral part of this schedule.

                                                                     SCHEDULE II
             GEORGIA-PACIFIC CORPORATION HOURLY 401(K) SAVINGS PLAN
              ITEM 27(D) -- SCHEDULE OF REPORTABLE TRANSACTIONS(A)
                      FOR THE YEAR ENDED DECEMBER 31, 1995





                                    Purchases                            Sales
                               ------------------      ---------------------------------------------
                               Number      Amount      Number      Cost         Proceeds        Gain
                               ------      ------      ------      ----         --------        ----
GEORGIA-PACIFIC STOCK FUND

 Georgia-Pacific Stock Fund
  Master Trust                  229      $31,655,384    183     $15,283,320    $16,958,152    $1,674,832

SHORT-TERM U.S. TREASURY
 PORTFOLIO

 Vanguard Short-Term U.S
  Treasury Portfolio            244       14,432,211    245      15,958,312     16,111,171       152,859

GEORGIA-PACIFIC BALANCED FUND

 Vanguard Bond Index Fund        24        1,238,303     55         251,129        259,672         8,543

 Vanguard Index Trust 500
   Portfolio                     98        1,114,392     73         278,165        317,678        39,513

INDEX TRUST 500 PORTFOLIO

 Vanguard Index Trust 500
   Portfolio                    219       17,472,937    199       6,964,873      7,764,595       799,722

BOND INDEX FUND PORTFOLIO

 Vanguard Bond Index Fund       167        1,954,875    113         526,452        537,680        11,228

MONEY MARKET RESERVES FUND

 Vanguard Money Market
   Reserves U.S. Treasury
   Portfolio                    237       17,628,147    196      14,444,771     14,444,771             0

INTERNATIONAL GROWTH PORTFOLIO
 Vanguard International Growth
   Portfolio                     76          942,699     31         369,457        370,805         1,348



(a) The above represents a series of transactions in securities of the same issue in excess of 5% of the plan assets at the beginning of the year.



         The accompanying notes are an integral part of this schedule.

                                   SIGNATURES

     THE PLAN. PURSUANT TO THE REQUIREMENTS OF THE SECURITIES EXCHANGE ACT OF 1934, THE TRUSTEES (OR OTHER PERSONS WHO ADMINISTER THE EMPLOYEE BENEFIT PLAN) HAVE DULY CAUSED THIS ANNUAL REPORT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED HEREUNTO DULY AUTHORIZED.



                      GEORGIA-PACIFIC CORPORATION HOURLY 401(K) SAVINGS PLAN



                      BY:  GEORGIA-PACIFIC CORPORATION,
                             AS PLAN ADMINISTRATOR



DATE:  JUNE 24, 1996  BY:  /S/ JOHN F. MCGOVERN
                         ----------------------------------
                         JOHN F. MCGOVERN
                         EXECUTIVE VICE PRESIDENT - FINANCE
                         AND CHIEF FINANCIAL OFFICER

                               INDEX TO EXHIBITS


EXHIBIT
NUMBER   DESCRIPTION
- ------   -----------
23       CONSENT OF ARTHUR ANDERSEN LLP*

- ------------
* - Filed by EDGAR